Exhibit 4.3
STRICTLY PERSONAL AND CONFIDENTIAL
Mr P Polman
1st March 2010
Dear Paul,
Your reward package effective 1st January 2010
This is to confirm your reward package as from 1st January 2010.
Base Salary
Your 2010 salary will remain at the 2009 level of GBP 920,000.
Annual Bonus
Your 2009 maximum bonus continues to be 200% of your base salary.
As a member of the Executive Team, you will participate in the Group’s global annual bonus fund. The business targets for 2010 for the fund are:
•    Underlying Volume Growth (weighted 40%)
•    Underlying Operating Margin (weighted 40%)
•    Average Trade Working Capital Improvement (weighted 20%)
Your personal bonus will be based both on the level of achievement of the Group’s business targets, and your personal achievement against your ‘3+1’ goals. As discussed the “3+1’ goals must be stretching, ambitious, and output oriented.
One-quarter of your annual bonus will continue to be paid in the form of Unilever shares (1). The company will match these shares, and the matching shares will form part of your long-term incentive program described below.
Appendix 1 shows details of the business targets agreed with the Remuneration Committee. I understand that recently your “3+1” goals also have been set.

(1)	If you are no longer an employee at the moment of Bonus payment the Bonus will be paid wholly in cash.
Long-Term Stock Incentives
Global Share Incentive Plan (GSIP)
The face value of your stock incentive award for 2010 under the GSIP remains 190% of your salary. The number of shares will be calculated using the share prices as of the 2010 grant date later in March.
Actual vested awards of these performance shares will range between 0% and 200% of the granted shares.
The performance measures for the Executive Team, as from 2010, are:
•    Underlying Sales Growth
•    Underlying Operating Margin
•    Operating Cash Flow
•    Relative Total Shareholder Return

These performance measures are equally weighted, and USG and OM are mutually dependent whereby the threshold levels of both need to be achieved before either vests.
Appendix 2 shows details of the targets for the 2010 award agreed with the Remuneration Committee.
Matching Shares
As mentioned, under your Annual Bonus, a part of your bonus is paid in the form of Unilever shares. The company will match this investment with the same number of shares.
All these shares have to be held for a period of three years. Once the three-year period has elapsed, full ownership of the shares will pass to you.
Personal Shareholding requirement
Your personal shareholding requirement has been increased to four times your Base Salary. You will have a period of five years to attain this increased level.
Perquisites and benefits
Local practice will continue to apply to you for company car and other employee provisions. However, as agreed, you have personal arrangements in place to cover your medical cost. As an Executive Team member, 5% of your base salary may be spent each year on travelling expenses for your partner when accompanying you on business travel.
You are also provided with an entertainment cost allowance of £1,000 gross a year. This is to compensate for small, out of pocket costs.
Pension
You will continue to be a member of the Unilever’s International Pension Plan (IPP). Furthermore in addition we will accrue on your behalf a supplemental 12% of salary, with investment returns replicating those of the IPP. The latter value of the accumulated supplement will vest at age 60 or later at actual retirement.
Your pensionable salary is your base salary only.
With kind regards,

/S/ Michael Treschow
Michael Treschow

END
STRICTLY PRIVATE AND CONFIDENTIAL
Jean-Marc Huet
20 October 2009
REVISED LETTER — This letter supersedes our offer letter of 09 October 2009.
Dear Jean-Marc,

We are very pleased to offer you an appointment as Chief Financial Officer of Unilever.
You will be a member of the Unilever Executive Team (UEx), reporting to the Chief Executive Officer, with election to our Board of Directors subject to our AGM.
Below I highlight the main components of the compensation package we are prepared to offer you which is supported by our remuneration Committee.
Base Salary
The annual base salary is set at GBP 680,000 per annum.
Variable Pay/Bonus
Your annual target bonus is 100% of base salary. The maximum limit is 175% of base salary as follows:
•	A maximum of 140% of salary will be based on the achievement of Underlying Volume Growth, Operating Margin and Working Capital targets (1), equally weighted.

•	A maximum of 35% of salary will be based upon achievement of your personal targets.
One-quarter of your annual bonus will be paid in the form of Unilever NCV and PLC shares. These are matched with an equivalent number of matching shares forming part of your overall long-term Incentive opportunity. The matching shares will vest after three years provided you remain an employee of Unilever.
With regard to any forfeited annual bonus for 2009 from your current employer, Unilever will compensate you up to our target award level of GBP 680,000, or 100% of your base pay. Payment will be made in the normal course at the same time 2009 payments would otherwise have been made.

(1)	measures applicable for 2009 bonus plan.
Global Share Incentive Plan
You will be awarded an annual share grant under the Leadership Performance Share Plan. The face value of your award in 2010 will be 180% of base salary, or GBP 1,224,000, delivered half in Unilever NV shares and half in Unilever PLC shares. Vesting of the shares can range from 0% to 200% of the grant level, and is conditional on the achievement of three performance conditions(2) as follows:
•	The vesting of 40% of the shares in the award is based on Unilever’s relative TSR performance against a comparator group consisting of 20 other FMCG companies over a three year period. The vesting schedule under the TSR portion of the plan is as follows: 50% of the target award will vest if Unilever is ranked 11th among the peer group of companies, 100% if ranked 7th, and 200% if ranked 3rd or above — straight line vesting will occur between these discreet points;

•	The vesting of a further 30% of the shares in the award is conditional on average underlying sales growth performance over a three-year period; and

•	The vesting of the final 30% of shares in the award is conditional on cumulative ungeared free cash flow performance which is the basic driver of the returns that Unilever is able to generate for shareholders.
Please note that the Remuneration Committee is currently discussing changes to the performance measures applicable to our variable pay programmes to ensure the measures used to continue to be aligned with our business strategy. There is also the possibility of the introduction of performance measures on the vesting of matching shares under the annual bonus deferral arrangement.

Personal Shareholding Requirement
In this role, you are required to demonstrate a significant personal shareholding commitment to Unilever. Within five years of appointment, you will be expected to hold shares worth 300% of your annual base salary. As a UEx member, it is Unilever policy that approval by the CEO is required before the selling of any shares is transacted.
Perquisites and Benefits
Local UK practice will apply to you for company car and other employee provisions.
You are provided with a GBP 80,000 allowance p.a. for housing.
As a UEx member, 5% of your base salary may be spent each year on travelling expenses for your partner when accompanying you on business travel.
You are entitled to an education subsidiary of £16,000 per child per calendar year in accordance with our existing Company Policy.
The medical cover for you and your family will be via the Unilever BUPA International medical arrangement for UEx members.
Pension
Our policy on all post-retirement benefits and in-service death and disability benefits is to deliver benefits in accordance with the typical arrangements in place for all employees in their “home” country. If this is not allowed, or not workable, due to legislative requirements, equivalent benefits will be provided outside the home country arrangements. With specific regard to your pension, it is likely that you will join our International Pension Plan which is a defined contribution plan. Further details will be provided to you shortly.
(2)	Measures applicable for 2009 share grants
Sign-On Award
A one-time sign-on award with a face value of GBP 2,600,000 made up of restricted shares will be granted to you as soon as administratively possible upon joining Unilever. The sign-on award will be made in restricted shares vesting over three years. Your rights to receive shares under this award will vest in cumulative instalments of 1/3 of the total number of restricted shares on each anniversary of the grant date over the next three years, provided that you remain an employee of the company through each vesting date. The amount of shares awarded will be determined based on the share price on the date of grant, expectant to be around 20 March 2010.
Relocation to the UK
Unilever will arrange and bear the cost of moving your household belongings to the UK, following the “normal” Unilever relocation policy.
Housing Support in the US
Unilever will provide you with housing assistance concerning your home in the US that is consistent with out North America policy. The assistance would cover closing costs as well as loss on sale protection capped at 10% of the purchase price of your home.
Service Contract
Our Corporate Secretaries Department will send to you as soon as possible the formal service contract between yourself and Unilever, for your signature and approval.

Please sign and return a copy of this offer letter at your earliest convenience.
Jean-Marc, we are looking forward to you joining our team, and helping us build upon the momentum we have created.
With kind regards,

/S/ AJ Ogg
Sandy Ogg

Please indicate your acceptance of our offer by signing below and returning one copy to me in the enclosed addressed envelope.
JM Huet
Name

/s/ JM Huet
Signature

December 15th 2009
Date
Strictly Personal
Jean-Marc Huet
12 February 2010
Dear Jean-Marc,
Further to our letter of 20 October 2009, we write to confirm the following items we have discussed:
Appointment date
We are pleased to confirm that your official start date with Unilever is 1st February 2010.
Variable Pay/Bonus
As mutually agreed, we will not approach the Remuneration Committee for the shareholder approval required to set the maximum limit of your bonus opportunity at 175% at this time. Therefore, the maximum limit of your bonus opportunity is limited to 150% until such time as we both agree the timing is more appropriate to seek shareholder approval.
Medical Cover
We have added you to the Unilever International BUPA Plan membership effective from 1st January 2010, as previously communicated. This will provide you with the standard medical cover. Unilever is paying the premium for this cover. There is an option to purchase at your own cost the additional cover for dentist and optical plans if you wish.
I trust we have covered most of the outstanding issues we discussed.
Let me know if you have any further questions.
Once again, my best wishes to you in your career with Unilever.
Your sincerely,

/S/ S. O. Ogg
Sandy Ogg
Chief Human Resources Officer

END

STRICTLY PERSONAL AND CONFIDENTIAL
Mr J-M Huet
1st March 2010
Dear Jean-Marc,
I am very pleased to inform you of the details of the 2010 variable pay programmes.
Annual Bonus
Your target bonus is 75% of your base salary. As a member of the Executive Team, you will participate in the Group’s global annual bonus fund.
The business targets for 2010 for the fund are:
•     Underlying Volume Growth (weighted 40%)
•     Underlying Operating Margin (weighted 40%)
•     Average Trade Working Capital Improvement (weighted 20%)
Your personal bonus will be based both on the level of achievement of the Group’s business targets, and your personal achievement against your ‘3+1’ goals. As discussed in the UEx, the “3+1’ goals must be stretching, ambitious, and output oriented.
One-quarter of your annual bonus will continue to be paid in the form of Unilever shares (1). The company will match these shares, and the matching shares will form part of your long-term incentive program described below.
Appendix 1 shows details of the business targets agreed with the Remuneration Committee. We agreed recently your “3+1” goals also.
Long-Term Incentives
GSIP
Under the GSIP, you are granted a target number of shares at the beginning of each year for the upcoming 3 year performance period. Your grant value for 2010 will be 180% of your base salary. The number of shares will be calculated using the share prices as of the 2010 grant date in March.
The performance measures for the Executive Team, as from 2010, are:
•     Underlying Sales Growth
•     Underlying Operating Margin
•     Operating Cash Flow
•     Relative Total Shareholder Return

If you are no longer an employee at the moment of bonus payment the bonus will be paid wholly in cash.... 2
These performance measures are equally weighted, and USG and OM are mutually dependent whereby the threshold levels of both need to be achieved before either vests.
The number of shares eventually earned will range from 0% to 2000% of the par award, based on actual performance, and the value of your vested award ultimately is dependent on share price and level of goal achievement. Vesting and delivery of your GSIP shares will occur 3 years after the grant date.
Appendix 2 show details of the targets for the 2010 award agreed with the Remuneration Committee.
Matching Shares
As mentioned, under your Annual Bonus, a part of your bonus is paid in the form of Unilever shares. The company will match this investment with the same number of shares.
All these shares have to be held for a period of three years. Once the three-year period has elapsed, full ownership of the shares will pass to you.
With kind regards,

/S/ P. Polman
Paul Polman

END
STRICLY PERSONAL AND CONFIDENTIAL
Jean-Marc Huet
20 May 2010
Dear Jean-Marc,
Further to my letter of 12 February 2010 and the letter of Paul Polman of March 2010, we write to confirm the following items that we discussed:
Annual Variable Pay
As we mutually agreed the current maximum opportunity of your annual variable pay is limited to 150% (for reasons as described in my letter of 12 February 2010). Also we agreed that your 2010 target bonus will be 100% (and not 75%) of your base salary, the same as it is for the other UEx members.
I trust we have covered this issue.
Let me know if you have any further questions.
Kind regards,

/S/ AJ Ogg
Sandy Ogg